UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On July 29, 2024, the Board of Directors of Silicon Motion Technology Corporation approved and adopted a Supplemental Equity-Linked Incentive Program (the “2024 Supplemental Program”), which became effective on September 5, 2024. Attached as Exhibit 99.1 to this Form 6-K is the Articles of Association of the 2024 Supplemental Program.

Exhibit No.	Description

99.1	Articles of Association of the 2024 Supplemental Program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: September 9, 2024
	By:	/s/ Jason Tsai
	Name:	Jason Tsai
	Title:	Interim Chief Financial Officer

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